United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Transmitted only to SEC, NYSE, CVM, BM&FBOVESPA, AMF, Euronext Paris and HKEx

Vale informs decrease of relevant shareholding ownership

Rio de Janeiro, November 23, 2015 — Vale S.A. (Vale) informs, pursuant to Paragraph 6 of Article 12 of Ruling 358/02 issued by the Brazilian Securities Commission (CVM), as subsequently amended, that Capital Research Global Investors (CRGI), as an independent investment division of Capital Research and Management Company, a company organized and existing under the laws of the United States of America, headquartered at 333, Southern Hope Street, Los Angeles, California 900071, United States of America (“CRMC”), and legally represented in Brazil by J.P. Morgan S.A. Distributor Securities, registered with the CNPJ/MF under no 33.851.205/0001-30, and Citibank DTVM S.A., registered with the CNPJ/MF under no 33.868.597/0001-40, decreased the number of  preferred class “A” shares issued by Vale, through transactions on behalf of its clients on stock exchanges.

CRGI owned 204.727.492 preferred shares, corresponding to 10.10% of this type of share and, as a result of these transactions, now manages a total of 201,477,492 preferred shares, representing 9.94% of this type of share.

In addition to the aforementioned share participation, Capital World Investors, also as an independent division of investments at CRMC, administers 10,121,200 preferred shares, corresponding to 0.50% of this type of share, and Capital Group International, Inc., part of the same group as CRGI, as holding companies of overseas investment management companies, manages 126,117,864 preferred shares, corresponding to 6.22% of this type of share.

CRGI also stated that: (i) it is a minority investment that does not alter the control or the administrative structure of Vale; (ii) there is not, at this time, a specific quantity of shares issued by Vale being targeted by CRGI; (iii) there are no other securities or derivatives referenced to such shares held directly or indirectly by CRGI or person or persons attached to it; (iv) there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale where CRGI or a related party are involved.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: November 23, 2015		Rogerio T. Nogueira
Director of Investor Relations